27 August 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 89,850 RELX PLC ordinary shares at a price of 1034.4258p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,650,835 ordinary shares in treasury, and has 1,117,303,596 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 19,952,500 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 RELX NV ordinary shares at a price of €13.5896 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 51,905,694 ordinary shares in treasury, and has 995,544,861 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 10,607,150 shares.